PROSPECTUS SUPPLEMENT NO. 34	Filed Pursuant to Rule 424(b)(2)
(To Prospectus Supplement dated January 30, 2009)	Registration No. 333-150579
(And To Prospectus dated June 4, 2008)
OceanFreight Inc.
1,300,000 Common Shares
     Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus, we are offering 1,300,000 common shares to YA Global Master SPV Ltd., or YA Global, at a price of approximately $1.30 per share, pursuant to our previously announced Standby Equity Purchase Agreement, or the Purchase Agreement, dated January 30, 2009, as amended on February 13, 2009, with YA Global. The total purchase price and proceeds we will receive from the sale of the shares is $1,690,900. These shares are being issued as part of the commitment by YA Global to purchase, at our option, from time to time, up to $147,885,850 of common shares pursuant to the Purchase Agreement as described in Prospectus Supplement No. 1.
     In addition to our issuance of common shares to YA Global pursuant to the Standby Equity Purchase Agreement, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the sale of those shares by YA Global to the public. YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act.
     We expect to issue the shares to YA Global on or about April 23, 2009. Our common shares are listed on The Nasdaq Global Market under the symbol “OCNF.” The last reported sale price of our common shares on The Nasdaq Global Market on April 20, 2009 was $1.24 per share.
     Investing in our common shares involves a high degree of risk. See the risk factors on page 5 of our annual report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 23, 2009, on page S-1 of the accompanying prospectus supplement dated January 30, 2009, on page 6 of the accompanying prospectus dated June 4, 2008 and on page 8 of the Company’s Report on Form 6-K, dated January 30, 2009, filed with the Securities and Exchange Commission on February 2, 2009, to read about the risks you should consider before purchasing our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is April 21, 2009

CAPITALIZATION
     Please see the section entitled “Capitalization” in the Company’s report on Form 6-K, dated March 27, 2009.
PLAN OF DISTRIBUTION
Standby Equity Purchase Agreement
     On January 30, 2009, we entered into what is sometimes termed an equity line of credit arrangement with YA Global. We entered into a Standby Equity Purchase Agreement, or Purchase Agreement, with YA Global, which provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase such number of our common shares equal to $147,885,850, based on offering prices calculated in accordance with the Purchase Agreement, over a maximum period of 24 months. We entered into an amendment to the Purchase Agreement on February 13, 2009. From time to time ending on February 1, 2011, and at our sole discretion, we may present YA Global with advance notices to purchase our common shares. On each Advance Pricing Date, as defined in the Purchase Agreement, unless otherwise agreed to by us and YA Global, YA Global will not be required to purchase more than that number of common shares equal to $1,500,000 divided by the “VWAP” of the common shares on the trading day immediately prior to the applicable Advance Pricing Date. “VWAP” means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, LP through its “Historical Price Table Screen (HP)” with Market: Weighted Ave function selected, or, if no dollar volume-weighted average price is reported for such security, then the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security.
     Once presented with an advance notice, on the next trading day, or on the same trading day, at YA Global’s option, YA Global is required to purchase the number of shares specified in the advance notice. Delivery of the shares against payment therefor in respect of each advance notice shall be settled on the third trading day following each sale pursuant to the Purchase Agreement, or on such earlier date as we and YA Global may mutually agree. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement. In connection with any advance notice, if any portion of an advance would cause the beneficial ownership of our then outstanding common shares by YA Global to exceed 9.99% or to exceed the aggregate offering price or number of common shares available for issuance pursuant to our current Registration Statement or our Amended and Restated Articles of Incorporation, then such portion shall automatically be deemed to be withdrawn by us with no further action required by us.
     In addition to our issuance of common shares to YA Global pursuant to the Purchase Agreement, our Registration Statement on Form F-3 (File No. 333-153307) also covers the resale of those shares from time to time by YA Global to the public. In connection with YA Global’s sale of the common shares, YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and the compensation paid to YA Global may be deemed to be underwriting commissions or discounts. We have agreed in the Purchase Agreement to provide indemnification to YA Global against certain civil liabilities.
     YA Global has informed us that it will use an unaffiliated broker-dealer to effectuate all sales, if any, of common shares that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made on the Nasdaq Global Market at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer may be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. YA Global has informed us that each such broker-dealer will receive commissions from YA Global which will not exceed customary brokerage commissions.
     Common shares may be sold in one or more of the following manners:
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	to a broker-dealer as principal and resale by the broker-dealer for its account; or

•	a combination of any such methods of sale.

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     YA Global has agreed that during the term of the Purchase Agreement, neither YA Global nor any of its affiliates will engage in any short sales or hedging transactions with respect to our common shares or purchase any of our common shares except for common shares purchased in connection with the Purchase Agreement and provided that upon receipt of an advance notice YA Global may sell shares that it is obligated to purchase under such advance notice prior to taking possession of such shares.
     In addition, YA Global and any unaffiliated broker-dealer will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of common shares by YA Global or any unaffiliated broker-dealer. Under these rules and regulations, YA Global and any unaffiliated broker-dealer:
•	may not engage in any stabilization activity in connection with our securities;

•	must furnish each broker which offers our common shares covered by the prospectus that is a part of our Registration Statement with the number of copies of such prospectus and any prospectus supplement which are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.
     These restrictions may affect the marketability of the common shares by YA Global and any unaffiliated broker-dealer.
     Sloan Securities Corp., or Sloan, a member of FINRA/SIPC, acted as placement agent in connection with the sale of our common shares to YA Global under the Purchase Agreement. We have paid Sloan a placement fee of $50,000.
     We will report at least quarterly the number of common shares sold through YA Global under the Purchase Agreement, and the net proceeds to us, in connection with the sales of common shares.
     In connection with the offering of our common shares, each of Mr. Antonis Kandylidis, our Chief Executive Officer and Interim Chief Financial Officer, and Mr. Michael Gregos, our former Chief Operating Officer, have entered into a lock up agreement with YA Global pursuant to which such individuals have agreed, on behalf of themselves and their respective affiliates, that such individuals will not directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of our common stock held by them or securities convertible into or exchangeable for common stock, warrants or any rights to purchase or acquire, common stock during each period beginning on the 5th trading day immediately prior to the date on which any Advance Notice (as defined in the Purchase Agreement) is delivered by the Company and ending on the 5th trading day immediately following the Advance Settlement Date (as defined in the Purchase Agreement) with respect to common shares sold pursuant to such Advance Notice for so long as the Purchase Agreement is in effect.
     The offering of common shares pursuant to the Sales Agreement will terminate upon the earlier of (1) the sale of up to $147,885,850 of our common shares offered by this prospectus supplement, as may be amended or supplemented, (2) the termination of the Purchase Agreement by either YA Global or us and (3) February 1, 2011.

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